The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-173005

April 15, 2011

Dear Mr. Owings:

The Fresh Market, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-173005) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated April 12, 2011 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the originally filed Registration Statement are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

FORM S-1

General

1.	Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

The Company informs the Staff that it has filed all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K, including the underwriting agreement and the legal opinion. The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration Statement become effective.

2.	Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

The Company confirms that, prior to the effectiveness of the Registration Statement, it will have a representative of the Financial Industry Regulatory Authority (“FINRA”) contact the Staff to confirm that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

Prospectus Cover Page

3.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A; for example, the number of shares being offered by selling shareholders. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company acknowledges the Staff’s comment and has provided the omitted information in Amendment No. 1. The Company confirms that prior to any distribution of the preliminary prospectus it will allow the Staff sufficient time to review the Company’s complete disclosure.

Part II.

Undertakings, page 5

4.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

The Company respectfully submits that the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K applies only to registrants subject to Rule 430C, which applies to offerings “made other than in reliance on Rule 430B (§ 230.430B) and other than for prospectuses filed in reliance on Rule 430A (§ 230.430B).” See Rule 430C of Regulation C. Accordingly, because the Company in this offering is filing its prospectus in reliance upon Rule 430A, the Company is not subject to Rule 430C.

Signatures, page 6

5.	Please amend your filing to include your controller/principal accounting officer’s signature.

The Company acknowledges the Staff’s comment and has included on page 6 the signature of the Company’s principal accounting officer.

Please contact the undersigned at (212) 474-1712 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Kyle C. Harmon

Kyle C. Harmon

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BY FED EX

Copy with enclosures to:

Mr. Scott Anderegg

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BY FED EX

Mr. Scott Duggan

The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, NC 27408

BY FED EX